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EXHIBIT I-1



                       SECURITIES AND EXCHANGE COMMISSION

         Conectiv, a holding company registered under the Public Utility Holding Company Act of 1935 (the "Act") located at 800 King Street, Wilmington, DE 19899, and its subsidiaries has filed an Application-Declaration under Sections 12(d) and Rule 44 of the Act.

         Conectiv and its subsidiaries Delmarva Power & Light Company ("DPL") and Atlantic City Electric Company ("ACE") have proposed the joint sale of a
7.51 percent (164 MW) ownership interest in the Peach Bottom Atomic Power Station Units 2 and 3 ("Peach Bottom") to PECO Energy Company ("PECO"). PECO presently owns approximately a 42.49 percent interest in Peach Bottom. In exchange for their interests that are being sold to PECO in Peach Bottom, ACE and DPL will each receive $2,550,000, plus 3.755 percent of the net book value of the Nuclear Fuel Supplies as of the Closing Date. The estimated proceeds from this transaction are expected to be approximately $25.1 million.

         The Application-Declaration and any amendments thereto are available for public inspection through the Commission's office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by February 29, 2000, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the Applicant-Declarant at the address specified above. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this manner. After said date, the Application-Declaration, as filed or as it may be amended, may be permitted to become effective.

For the Commission by the Division of Investment Management, pursuant to delegated authority.

                                    Jonathan G. Katz

                                    Secretary